                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934

                               DELPHI CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                    247126105
                                 (CUSIP Number)

                             Sandip S. Khosla, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 14, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)[ ]
    (b)[X](1)
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS

    AF; OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

NUMBER OF                7 SOLE VOTING POWER
SHARES
BENEFICIALLY               0
OWNED BY               ---------------------------------------------------------
EACH REPORTING           8 SHARED VOTING POWER
PERSON
WITH                       14,586,298
                       ---------------------------------------------------------
                         9 SOLE DISPOSITIVE POWER

                           0
                       ---------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER

                           14,892,921
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,892,921(1)
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](1)


--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.7%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON

    HC-CO
--------------------------------------------------------------------------------

----------
(1) As a result of the transactions and relationships described under Item 4, the Filing Person may be deemed a member of a "group" with the other Investors (as defined in Item 4). Based on information provided to the Filing Person and in Schedules 13D filed by the other Investors, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 shares of Common Stock as reported in their Schedule 13D filed on November 16, 2007; Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares of Common Stock as reported in their Schedule 13D filed on November 16, 2007; Merrill Lynch, Pierce, Fenner & Smith Incorporated and related entities beneficially own 1,482,206 shares of Common Stock as reported in their Schedule 13D filed on September 11, 2007; the relevant business units of UBS AG beneficially own 4,419,294 shares of Common Stock as reported in their
      Schedule 13D filed on July 25, 2007; and Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 6, 2007. This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. as a result of membership in a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended, and The Goldman Sachs Group, Inc. expressly disclaims such membership.

--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Goldman, Sachs & Co.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)[ ]
    (b)[X](2)
--------------------------------------------------------------------------------
  3 SEC USE ONLY


--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS

    WC; OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e) [X]

--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
NUMBER OF                7 SOLE VOTING POWER
SHARES
BENEFICIALLY               0
OWNED BY               ---------------------------------------------------------
EACH REPORTING           8 SHARED VOTING POWER
PERSON
WITH                       14,586,298
--------------------------------------------------------------------------------
                         9 SOLE DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER

                           14,892,921
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,892,921(2)
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X](2)


--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.7%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON

    BD-PN-IA
--------------------------------------------------------------------------------

----------
(2) As a result of the transactions and relationships described under Item 4, the Filing Person may be deemed a member of a "group" with the other Investors (as defined in Item 4). Based on information provided to the Filing Person and in Schedules 13D filed by the other Investors, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 shares of Common Stock as reported in their Schedule 13D filed on November 16, 2007; Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares of Common Stock as reported in their Schedule 13D filed on November 16, 2007; Merrill Lynch, Pierce, Fenner & Smith Incorporated and related entities beneficially own 1,482,206 shares of Common Stock as reported in their Schedule 13D filed on September 11, 2007; the relevant business units of UBS AG beneficially own 4,419,294 shares of Common Stock as reported in their Schedule 13D filed on July 25, 2007; and Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their
      Schedule 13D filed on November 6, 2007. This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by Goldman, Sachs & Co. as a result of membership in a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended, and Goldman, Sachs & Co. expressly disclaims such membership.

This Amendment No. 3 amends certain information in the Statement on Schedule 13D filed on March 19, 2007 by The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs", and, together with GS Group, the "Filing Persons"), as amended by Amendment No. 1 to the Schedule 13D filed on July 24, 2007 and Amendment No. 2 to the Schedule 13D filed on November 1, 2007 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not defined herein have the meanings previously ascribed to them in the Schedule 13D.

Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended as follows:

Revised Proposal

On November 14, 2007, A-D Acquisition Holdings, Inc., an affiliate at Appaloosa Management L.P. ("ADAH"), Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner and Smith Incorporated, UBS Securities LLC, Goldman Sachs and Pardus DPH Holding LLC (collectively, the "Proposing Investors") delivered to the Company a proposal in connection with a proposed plan of reorganization for the Company (the "Revised Proposal"). The Revised Proposal contemplates that the Proposing Investors would enter into a Restated First Amendment (the "Amendment") to the Equity Purchase and Commitment Agreement, dated as of August 3, 2007 (the "Investment Agreement"), which contemplates a revised plan of reorganization (the "Plan") for the Company. The Proposing Investors will not be obligated to enter into the Amendment unless certain conditions are met, including approval of the Amendment by the United States Bankruptcy Court for the Southern District of New York. Copies of the Revised Proposal, the Investment Agreement and the Amendment are attached hereto as Exhibits 99.1,
99.2 and 99.3, respectively, and each are incorporated herein by reference.

Equity Investment

Under the terms of the Investment Agreement, as amended by the Amendment (the "Amended Investment Agreement"), on the terms and subject to the conditions of the Amended Investment Agreement, the Proposing Investors would purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Company as follows: (i) each Proposing Investor would purchase for $38.39 per share, each Proposing Investor's proportionate share of 4,558,479 shares of the reorganized Company's new common stock (the "Revised Direct Subscription Shares"); (ii) each Proposing Investor would purchase for $42.20 per share, each Proposing Investor's proportionate share of the reorganized Company's new Series B Senior Convertible Preferred Stock (the "Revised Series B Preferred Stock"); and (iii) ADAH would purchase for $38.39 per share, 10,419,380 shares of the reorganized Company's new Series A-1 Senior Convertible Preferred Stock. The number of Revised Direct Subscription Shares and Revised Series B Preferred Stock to be purchased by each Proposing Investor is set forth on Schedule 2 to the Amendment.

Additionally, on the terms and subject to the conditions of the Amended Investment Agreement, the Proposing Investors would purchase any unsubscribed shares (the "Revised Unsubscribed Shares") of the reorganized Company's new common stock in connection with an approximately $1.575 billion rights offering that would be made available to holders of general unsecured claims pursuant to the Plan ("Eligible Holders"). In accordance with the Amended Investment Agreement, the Company would distribute certain rights to Eligible Holders to acquire new common stock of the reorganized Company. The rights, which would not be separately transferable, would permit Eligible Holders to purchase their pro rata share of new common stock of the reorganized Company at $38.39 per share.

Altogether, the Proposing Investors could invest up to an aggregate of $2.55 billion in the reorganized Company. The Amended Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Company or the Proposing Investors of certain termination rights, all of which are more fully described in the Amended Investment Agreement.

The Proposing Investors would be entitled to payment of certain commitment fees and an alternate transaction fee, in amounts, at the times and under the circumstances set forth in the Amended Investment Agreement.

Waiver Letter

On November 14, 2007, the Proposing Investors and the Company entered into a letter agreement (the "Waiver Letter") setting forth the parties' understandings with regard to certain provisions of the New Investment Agreement. A copy of the Waiver Letter is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Plan of Reorganization

Attached as Exhibit B to the Amendment is the Plan, which includes provisions for distributions to be made to creditors and stockholders, the treatment of General Motors Corp.'s claims, and the corporate governance of the reorganized Company.

Revised Investor Letter Agreement

On November 14, 2007, the Proposing Investors agreed to make certain amendments to the Letter Agreement. A copy of the Letter Agreement as amended ("Revised Letter Agreement") is attached hereto as Exhibit 99.5 and incorporated herein by reference.

The parties to the Revised Letter Agreement have agreed, subject to certain exceptions, to certain transfer restrictions on claims and interests in any of the Debtors (as defined in the Amended Investment Agreement) and to support the transactions contemplated by the Amended Investment Agreement. The parties' rights and obligations with respect to certain conditions in the Amended Investment Agreement are also set forth in the Revised Letter Agreement.

Goldman Sachs Letter Agreement

On November 14, 2007, ADAH executed a letter agreement with Goldman Sachs ("Goldman Sachs Letter Agreement"). A copy of the Goldman Sachs Letter Agreement is attached hereto as Exhibit 99.6 and incorporated herein by reference.

The Goldman Sachs Letter Agreement governs the respective rights and obligations of ADAH and Goldman Sachs with respect to the permitted sale or transfer of Revised Direct Subscription Shares and Revised Unsubscribed Shares by Goldman Sachs.

Contribution Agreement

On November 14, 2007, the Proposing Investors entered into an amendment to the Contribution and Reimbursement Agreement, dated July 18, 2007 (the "Contribution Agreement", and as amended, the "Contribution Agreement Amendment"). Copies of the Contribution Agreement and the Contribution Agreement Amendment are attached hereto as Exhibits 99.7 and 99.8 and each are incorporated herein by reference.

The Contribution Agreement Amendment governs the Proposing Investors' rights in the case of payments made by any Proposing Investor in excess of its pro rata portion, upon a termination by any Proposing Investor and upon a wilfull breach by any Proposing Investor.

As a result of the arrangements described in the Schedule 13D, the Filing Persons may be deemed a member of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the Investors. The Filing Persons expressly disclaim membership in a group with the Investors or any other person.

The acquisition of beneficial ownership by the Filing Persons of the Common Stock reported herein was in the ordinary course of business.

Other than as provided above, the Filing Persons do not have any plans or proposals described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Filing Persons intend to continuously evaluate their investment in the Company and may acquire or dispose of shares of Common Stock, other securities of the Company, or loans or other interests in the Company or take other actions with respect to the Company's restructuring plan. The Filing Persons may hedge all or a portion of their investment in the Company.

Goldman Sachs may work with the Company and/or the Investors, the Company's financial advisors, equity holders, creditors and other constituents to develop plans and proposals for the Company. These plans or proposals may involve or relate to one or more of the matters described in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of November 14, 2007, each of GS Group and Goldman Sachs may be deemed to have beneficially owned an aggregate of 14,892,921 shares of Common Stock, including (i) 14,586,298 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities and (ii) 306,623 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 2.7% of the 561,781,590 shares of Common Stock reported to be outstanding as of September 30, 2007 as disclosed in Company's most recent quarterly report on Form 10-Q for the period ended September 30, 2007. GS Group and Goldman Sachs each disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

As a result of the arrangements as disclosed in the Schedule 13D, the Filing Persons may be deemed a group with the other Investors and, therefore, may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Investors. The aggregate shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended, in which GS Group or Goldman Sachs may be deemed a member.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I to Amendment No. 1 to the Schedule 13D may be deemed to have beneficially owned any shares of Common Stock as of November 14, 2007 other than as set forth herein.

(b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated herein.

(c) Schedule I hereto sets forth transactions in the Common Stock which were effected from October 30, 2007 through November 14, 2007, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock, described in Schedule I, were effected on the over-the-counter market. Funds for the purchase of shares of Common Stock acquired in ordinary course trading activities came from the working capital of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds. The Filing Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

Except as set forth in Schedule I hereto, no transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I to Amendment No. 1 to the
Schedule 13D,  from October 30, 2007 through November 14, 2007.

(d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to the Securities of the Issuer.

Item 6 is amended as follows:

See "Item 4. Purpose of Transaction" for a description of the Revised Proposal, Amendment, Waiver Letter, Revised Letter Agreement, Goldman Sachs Letter Agreement and Contribution Agreement Amendment, which are each qualified in their entirety by reference to the respective agreements, copies of which are filed as exhibits, and are each incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended as follows:

Exhibit No.     Exhibit
-----------     ----------------------------------------------------------------
   99.1         Proposal Letter, dated November 14, 2007, from A-D Acquisition
                Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd.,
                Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS
                Securities LLC, Goldman, Sachs & Co. and Pardus DPH Holding LLC
                (incorporated by reference to Exhibit 32 to the Schedule 13D filed by Appaloosa Investment Limited Partnership I and related persons and entities on November 16, 2007).

   99.2 Equity Purchase and Commitment Agreement, dated August 3, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto
                Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith
                Incorporated, UBS Securities LLC, Goldman, Sachs & Co., Pardus
                DPH Holding LLC and Delphi Corporation (previously filed).

   99.3         Restated First Amendment to the Equity Purchase and Commitment
                Agreement, dated November 14, 2007, by and among A-D Acquisition
                Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd.,
                Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS
                Securities LLC, Goldman, Sachs & Co., Pardus DPH Holding LLC and
                Delphi Corporation (incorporated by reference to Exhibit 32 to the Schedule 13D filed by Appaloosa Investment Limited
                Partnership I and related persons and entities on November 16,
                2007).

   99.4         Equity Purchase and Commitment Agreement Waiver Letter, dated
                November 14, 2007, by and among A-D Acquisition Holdings, LLC,
                Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch,
                Pierce, Fenner & Smith Incorporated, UBS Securities LLC,
                Goldman, Sachs & Co., Pardus DPH Holding LLC and Delphi
                Corporation (incorporated by reference to Exhibit 33 to the Schedule 13D filed by Appaloosa Investment Limited Partnership I and related persons and entities on November 16, 2007).

   99.5         Letter Agreement, dated November 14, 2007, from Appaloosa
                Management L.P. to Harbinger Capital Partners Master Fund I,
                Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS
                Securities LLC, Goldman, Sachs & Co. and Pardus Special
                Opportunities Master Fund L.P. (incorporated by reference to
                Exhibit 34 to the Schedule 13D filed by Appaloosa Investment
                Limited Partnership I and related persons and entities on November 16, 2007).

   99.6         Letter Agreement, dated November 14, 2007, from A-D Acquisition
                Holdings, LLC to Goldman, Sachs & Co. (incorporated by reference to Exhibit 35 to the Schedule 13D filed by Appaloosa
                Investment Limited Partnership I and related persons and entities on November 16, 2007).

   99.7 Contribution and Reimbursement Agreement, dated July 18, 2007, from from Appaloosa Management L.P., Harbinger Capital Partners
                Master Fund I, Ltd., Harbinger Capital Partners Special
                Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith
                Incorporated, UBS Securities LLC, Goldman, Sachs & Co. and
                Pardus Special Opportunities Master Fund L.P (incorporated by reference to Exhibit 22 to the Schedule 13D filed by Appaloosa
                Investment Limited Partnership I and related persons and entities on July 20, 2007).

   99.8         Contribution and Reimbursement Agreement, dated November 14,
                2007, from from Appaloosa Management L.P., Harbinger Capital
                Partners Master Fund I, Ltd., Harbinger Capital Partners Special
                Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith
                Incorporated, UBS Securities LLC, Goldman, Sachs & Co. and
                Pardus Special Opportunities Master Fund L.P.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2007

                                                   THE GOLDMAN SACHS GROUP, INC.

                                                   By: /s/ Andrea Louro DeMar
                                                       -------------------------
                                                   Name: Andrea Louro DeMar

                                                   Title: Attorney-in-fact

                                                   GOLDMAN, SACHS & CO.

                                                   By: /s/ Andrea Louro DeMar
                                                       -------------------------
                                                   Name: Andrea Louro DeMar

                                                   Title: Attorney-in-fact

                                   SCHEDULE I

PURCHASE (P)/
  SALE (S)     QUANTITY     PRICE    TRADE DATE     SETTLEMENT DATE
S                1,151      $0.17    10/30/2007         11/2/2007
S                5,000      $0.17    10/30/2007         11/2/2007
P                5,000      $0.20    10/30/2007         11/2/2007
P                5,000      $0.33    10/30/2007         11/2/2007
P                5,000      $0.33    10/30/2007         11/2/2007
S               10,000      $0.17    10/30/2007         11/2/2007
S               25,000      $0.17    10/30/2007         11/2/2007
S               25,000      $0.18    10/30/2007         11/2/2007
S               25,000      $0.18    10/30/2007         11/2/2007
S               25,000      $0.18    10/30/2007         11/2/2007
P               25,000      $0.18    10/30/2007         11/2/2007
P               25,000      $0.18    10/30/2007         11/2/2007
S               25,000      $0.19    10/30/2007         11/2/2007
S               25,000      $0.19    10/30/2007         11/2/2007
P               25,000      $0.22    10/30/2007         11/2/2007
P               25,000      $0.22    10/30/2007         11/2/2007
S               33,000      $0.17    10/30/2007         11/2/2007
S               42,800      $0.17    10/30/2007         11/2/2007
S               42,800      $0.17    10/30/2007         11/2/2007
S               42,800      $0.17    10/30/2007         11/2/2007
S               50,000      $0.17    10/30/2007         11/2/2007
S               50,000      $0.17    10/30/2007         11/2/2007
S               60,000      $0.17    10/30/2007         11/2/2007
S               65,000      $0.17    10/30/2007         11/2/2007
P               75,000      $0.17    10/30/2007         11/2/2007
S               95,000      $0.17    10/30/2007         11/2/2007
P               50,000      $0.33    10/30/2007         11/2/2007
S              100,000      $0.18    10/30/2007         11/2/2007
P               75,000      $0.30    10/30/2007         11/2/2007
P              150,000      $0.17    10/30/2007         11/2/2007
P              100,000      $0.30    10/30/2007         11/2/2007
S              250,000      $0.18    10/30/2007         11/2/2007
P              300,000      $0.17    10/30/2007         11/2/2007
P              200,000      $0.16    10/30/2007         11/2/2007
P               27,980      $0.29     11/8/2007         11/8/2007
S               32,980      $0.29     11/8/2007         11/8/2007
P                5,000      $0.27     11/8/2007        11/14/2007
S                8,300      $0.19     11/9/2007        11/15/2007
S                8,300      $0.19     11/9/2007        11/15/2007
S               10,000      $0.18     11/9/2007        11/15/2007
S               10,000      $0.19     11/9/2007        11/15/2007
S               10,000      $0.20     11/9/2007        11/15/2007
S               10,000      $0.20     11/9/2007        11/15/2007
S               10,000      $0.22     11/9/2007        11/15/2007
S                2,759      $0.22     11/9/2007        11/15/2007
S                3,684      $0.19     11/9/2007        11/15/2007
S               13,700      $0.22     11/9/2007        11/15/2007
S               15,000      $0.21     11/9/2007        11/15/2007
S                9,524      $0.21    11/12/2007        11/15/2007
P                    2      $0.23    11/13/2007        11/16/2007
S               78,285      $0.24    11/14/2007        11/19/2007
P               78,285      $0.24    11/14/2007        11/19/2007